Oncolytics Biotech® to Participate in a Fireside Chat at the 2024 RBC Capital Markets Global Healthcare Conference

SAN DIEGO, CA and CALGARY, AB, May 8, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced that Dr. Matt Coffey, President and Chief Executive Officer, will participate in a fireside chat at the 2024 RBC Capital Markets Global Healthcare Conference, which is taking place May 14-15, 2024 at the InterContinental New York Barclay in New York, NY. Additional details on the fireside chat can be found below.

Date: Wednesday, May 15, 2024
Time: 10:30 a.m. ET
Location: InterContinental New York Barclay Grand Ballroom I, 2nd Floor
Webcast Link: Available by clicking here

Company management will also be participating in one-on-one investor meetings at the conference. To schedule a meeting, contact your RBC representative or email jpatton@oncolytics.ca.

A live webcast of the Company’s presentation will also be available on the Investor Relations page of Oncolytics’ website (LINK) and will be archived until August 13, 2024.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com